Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 3, 2006

BAYTEX ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIO

Calgary, Alberta (April 3, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.40894 to 1.42130. This increase will be effective on April 17, 2006.

The increase in the Exchange Ratio is calculated as follows:
Record Date of Baytex Energy Trust Distribution:	March 31, 2006
Opening Exchange Ratio:	1.40894
Baytex Energy Trust Distribution per Unit:	$0.18
Five-day Weighted Average Trading Price of BTE.UN (prior to the end of March):	$20.52
Increase in Exchange Ratio (xx):	0.01236
Effective Date of the Increase in Exchange Ratio:	April 17, 2006
Exchange Ratio as of Effective Date:	1.42130

(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (telephone: 403-233-2801).

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca